

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Martin Schmieg
Chief Executive Officer
Nuvilex, Inc.
1971 Old Cuthbert Road
Cherry Hill, NJ 08034

> **Re:** **Nuvilex, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 15, 2010**
> **File No. 333-68008**

Dear Mr. Schmieg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02

1. Please revise your disclosure to clarify the date that the Company was informed by Gruber & Company, LLC that they had no association with Mr. Corso and that it did not render any opinion concerning the company's financial statements.

2. Since it appears that Gruber & Company, LLC issued audit reports prior to the fiscal year ended April 30, 2008, please revise your disclosure to clarify all of the financial statements that should no longer be relied upon. Please note that this would include the dates of all the interim financial statements that should no longer be relied upon as well. Please revise your disclosure to clarify the specific financial statements and years or periods covered that you plan on restating.

Martin Schmieg
Nuvilex, Inc.
September 20, 2010
Page 2

3. Please explain to us why Gruber & Company, LLC signed the letter attached as Exhibit 16.1 with the Form 8-K/A filed on 3/29/10 since the company has now been informed that Gruber & Company, LLC did not render an opinion regarding the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant